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                                                                      EXHIBIT 18



March 25, 1998


Mr. Kenneth C. Donahey
Senior Vice President and Controller
Columbia/HCA Healthcare Corporation
One Park Plaza
Nashville, Tennessee 37203

Dear Mr. Donahey:

Note 11 of Notes to Consolidated Financial Statements of Columbia/HCA Healthcare Corporation (the Company) included in its Form 10-K for the year ended December 31, 1997 describes a change in the method of accounting for start-up costs, which include certain computer system training costs, from capitalizing and subsequently amortizing the costs to expensing the costs as incurred. You have advised us that you believe that the change is to a preferable method in your circumstances because of the changes in the Company's business strategy and recent guidance issued by accounting and reporting standard setting authorities, including the Financial Accounting Standards Board Emerging Issues Task Force.

We conclude that the change in the method of accounting for start-up costs is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

                                                Very truly yours,



                                                /s/ ERNST & YOUNG LLP